Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47 2254 4000 E-mail: info@orkla.no

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Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen (Chairman of the Board of Orkla ASA), Treschow-Fritzøe AS, has on 14 October 2008 bought 100 000 shares in Orkla ASA at an average share price of NOK 52.00.

At the same time, company closely associated with Stein Erik Hagen, Fresje AS, has bought 200 000 shares in Orkla ASA from Mille-Marie Treschow, a close associate with Stein Erik Hagen, at an average share price of NOK 52.00.

After these transactions, Stein Erik Hagen and his close associates own 239,942,000 shares in Orkla ASA, corresponding to 23.2 % of outstanding shares in Orkla ASA.

Orkla ASA
Oslo, 15. October 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4411

Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

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